SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 26, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Notice concerning terms of the secondary domestic offering of shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

February 26, 2007	By:	/S/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

(English translation)

February 21, 2007

Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Notice concerning terms of the secondary domestic offering of shares

Millea Holdings, Inc. (the “Company”) announced that on February 21, 2007 the following terms were determined in connection with the secondary offering in Japan only of its shares.

1. Offer price: 4,449 yen per share

2. Aggregate amount of the offer price: 71,902,958,400 yen

3. Underwriting price*: 4,330.96 yen per share

4. Aggregate amount of underwriting price: 69,995,243,136 yen

5. Offer period: From February 22, 2007 to February 26, 2007

6. Delivery date: March 2, 2007

* The underwriters have agreed to underwrite all the shares to be offered at the determined offer price and to offer the shares only in a public offering in Japan or otherwise outside of the United States.

(Reference)

Offer price determination date: February 21, 2007

Tokyo Stock Exchange closing price on February 21, 2007: 4,540 yen

Discount rate applied: 2.00%

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-6212-3422

Note:	The purpose of this press release is to make a general public statement of the sale of shares of the Company’s common stock outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investment in such common stock. The securities offered will not be or have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.